(1) Summary of Significant Accounting Policies

Organization

D.A. Davidson & Co. (the Company) is a dually registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Montana corporation that is a wholly-owned subsidiary of D.A. Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services. These services are provided to its customers throughout the nation from its offices primarily located in the west, concentrated along the Pacific Coast and Rocky Mountain regions.

The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification* (the Codification or ASC).

(a) Recent Accounting Pronouncements

For fiscal year ended September 30, 2018 and 2017, the Company did not adopt any new accounting pronouncements that impacted the Company's financial condition.

The FASB has issued ASUs that will be effective for future fiscal years. The Company is continuing to assess the impact of adopting the new pronouncements for future reporting periods. Two new ASUs that may have a significant impact to the Company's financial statements in future fiscal years are ASU 2014-09, *Revenue from Contracts with Customers*, (ASU 2014-09) and ASU 2016-02, *Leases*, (ASU 2016-02).

ASU 2014-09 was issued in May 2014 and requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled to in exchange for those goods or services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized. ASU 2014-09 was effective for annual periods beginning after December 15, 2017.

The Company has adopted the requirements of the new standard in the fiscal year beginning October 1, 2018 using the modified retrospective approach. The impact of this ASU is not expected to have a material impact on the Company's financial condition.

ASU 2016-02 was issued in February 2016 and requires organizations that lease assets to recognize on the balance sheet a right-of-use asset and a lease liability for all leases with a term of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by the lessee will depend on its classification as a finance or operating lease. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. New qualitative and quantitative disclosures are also required to provide information about amounts recorded in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018. The Company is evaluating the impact ASU 2016-02 will have on future financial statements. The Company has been closely monitoring FASB activity related to the new leases standard. The primary impact of the new standard will be a gross up on the statement of financial condition as a result of recognizing a right-of-use asset and a lease liability for the current

operating leases. The Company will adopt the requirements of the new standard in the fiscal year beginning October 1, 2019 and anticipates using the modified retrospective approach.

(b)   Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Accordingly, actual results could differ from those estimates.

(c)   Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(d)   Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are financing transactions collateralized by negotiable securities and are carried at contractual amounts plus accrued interest. The Company's policy is to obtain possession of the collateral with a market value equal to or in excess of the principal amount loaned. The Company monitors daily the market value of the securities acquired as compared to the amounts due and may require counterparties to deposit additional collateral, or may return collateral to counterparties, when necessary.

(e)   Securities

Securities at September 30, 2018 and 2017 consist of bonds, stocks and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value with realized and unrealized gains and losses included in trading revenue.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation techniques used are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following hierarchy:

- Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes actively traded equity securities and mutual funds.

- Level 2 securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices for similar securities, and bond pricing models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes corporate bonds, municipal securities, government agency mortgage backed bonds, and United States (U.S.) government obligations.

- Level 3 securities do not have observable pricing for all significant inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and liquidity of the security, the financial condition and operating results of the issuer, market prices of similar securities, pricing models based on estimated cash flows and yields, and other factors generally applicable to the valuation of securities. This category includes certain sanitation improvement district obligations and auction rate preferred securities.

See footnote 4 for further information regarding Securities Owned and Securities Sold, Not Yet Purchased.

(f)   Income Taxes

The Company is included in the consolidated U.S. federal and various combined state income tax returns filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. As of September 20, 2018, the Company had ongoing state tax exams but as of September 30, 2018 and 2017, the Company has not made any material accruals for uncertain tax positions.

(g)   Cash Equivalents

Cash equivalents consist primarily of money market funds which invest in U.S. Treasury bills, notes and commercial paper with original maturities of 90 days or less, and amounted to $80,500,000 and $77,000,000 at September 30, 2018 and 2017, respectively. The money market funds are classified as Level 1 assets in the fair value hierarchy. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

(h)   Cash Segregated Under Federal Regulations

Cash segregated under federal regulations represents cash or qualified securities segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, of the Securities Exchange Act of 1934.

(i)   Receivables from and Payables to Customers

Accounts receivable from and payable to customers are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

(j)   Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from 2 to 10 years.

(k)   Goodwill and Intangible Assets

Goodwill represents the excess of consideration given over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values.

(l)   Allowance for Doubtful and Impaired Receivables

The Company provides an allowance for losses on doubtful and impaired notes receivable and customer accounts based on management's evaluation of existing accounts outstanding and historical experience related to such activity. A receivable is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the receivable's original agreement. When a specific receivable is determined to be doubtful or impaired, the allowance for receivables is increased through a charge to expense for the amount of the estimated loss or impairment.

The Company's allowances for estimated losses and impairment on notes receivable and customer accounts totaled $1,094,177 and $793,617 at September 30, 2018 and 2017, respectively.

(m)   Notes Receivable

Notes receivable consist of loans to Company employees. These notes earn interest at rates consistent with market rates at the time of issuance and are repaid over a term of three to ten years. Repayment is generally made with the employees' bonus compensation.

(n)   *Stock-Based Compensation*

The Parent's stock incentive plan provides for the granting of Parent common stock options to officers, key employees and directors of the Company. The Parent also provides other share-based awards as part of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements.

Stock-based compensation is accounted for in accordance with ASC 718, *Compensation—Stock Compensation.*

(o)   *Long-Lived Assets*

The Company's long-lived assets, such as property, plant and equipment, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company did not record any impairment charges during the years ended September 30, 2018 and 2017 as there were no long-lived assets that were considered impaired.

(2)   Net Capital Requirements

D.A. Davidson & Co. is subject to the Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions as defined in the Formula Reserve Requirements under Rule 15c3-3.

At September 30, 2018, the Company's net capital of $142,522,473 was 79.83% of aggregate debit items and net capital exceeded the required capital of $3,570,516 by $138,951,957. At September 30, 2017, the Company's net capital of $133,397,490 was 90.96% of aggregate debit items and net capital exceeded the required capital of $2,933,138 by $130,464,352.

The net capital computation included in the Company's FOCUS report filed with FINRA on October 22, 2018 reported net capital of $142,602,249 which differed from the amount above due to period-end adjustments to net income related to income tax adjustments and adjustments to non-allowable assets.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition

September 30, 2018 and 2017

(3) **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following:

	Receivable	Payable
September 30, 2018:		
Securities failed-to-deliver/receive	$ 1,958,684	665,121
Broker Omnibus	22,502,218	—
Unsettled proprietary trades	9,438,546	—
Other	5,158,081	2,867,800
	$ 39,057,529	$ 3,532,921
September 30, 2017:		
Securities failed-to-deliver/receive	$ 6,705,536	$ 2,696,172
Broker Omnibus	27,173,671	—
Unsettled proprietary trades	5,765,771	—
Other	3,749,218	3,304,749
	$ 43,394,196	$ 6,000,921

(4) Securities Owned and Securities Sold, Not Yet Purchased

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See footnote 1(g) for a discussion of the Company's fair value measurement accounting policies.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2018 and 2017:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2018:				
Securities owned:				
Equity securities	$ 3,028,311	$ —	$ —	$ 3,028,311
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	21,029,035	—	21,029,035
Debt securities issued by states of the U.S. and political subdivisions of the states	—	13,624,314	1,202,207	14,826,521
Corporate debt securities	—	10,281,983	—	10,281,983
Certificates of deposit	—	12,008,456	—	12,008,456
	$ 3,028,311	$ 56,943,788	$ 1,202,207	61,174,306
Limited partnerships				336,710
Total securities owned				$ 61,511,016
Securities sold, not yet purchased:				
Equity securities	$ 4,070	$ —	$ —	$ 4,070
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	22,029,413	—	22,029,413
Corporate debt securities	—	1,009,489	—	1,009,489
Total securities sold, not yet purchased	$ 4,070	$ 23,038,902	$ —	$ 23,042,972

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2017:				
Securities owned:				
Equity securities	$ 2,042,042	$ —	$ —	$ 2,042,042
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	26,775,240	—	26,775,240
Debt securities issued by states of the U.S. and political subdivisions of the states	—	19,720,534	1,191,946	20,912,480
Corporate debt securities	—	3,425,556	—	3,425,556
Certificates of deposit	—	24,552,041	—	24,552,041
Auction rate preferred securities	—	—	317,000	317,000
	$ 2,042,042	$ 74,473,371	$ 1,508,946	78,024,359
Limited partnerships				293,529
Total securities owned				$ 78,317,888
Securities sold, not yet purchased:				
Equity securities	$ 4,056	$ —	$ —	$ 4,056
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	24,621,587	—	24,621,587
Corporate debt securities	—	2,061,116	—	2,061,116
Total securities sold, not yet purchased	$ 4,056	$ 26,682,703	$ —	$ 26,686,759

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Level 3 Beginning Balance	Purchase of Investments	Sale/ Redemption of Investments	Realized Gain/(Loss)	Change in Unrealized Gain/(Loss)	Level 3 Ending Balance
2018						
Securities Owned:						
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 1,191,946	$ 1,082,890	$ (1,231,385)	$ —	$ 158,756	$ 1,202,207
Auction rate preferred securities	317,000	—	(425,000)	(29,424)	137,424	—
	$ 1,508,946	$ 1,082,890	$ (1,656,385)	$ (29,424)	$ 296,180	$ 1,202,207
2017						
Securities Owned:						
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 1,277,816	$ 89,905	$ (87,785)	$ —	$ (87,990)	$ 1,191,946
Auction rate preferred securities	585,000	—	(325,000)	(11,688)	68,688	317,000
	$ 1,862,816	$ 89,905	$ (412,785)	$ (11,688)	$ (19,302)	$ 1,508,946

There were no transfers between levels during the years ended September 30, 2018 and 2017.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments categorized as level 3 in the fair value hierarchy as of September 30, 2018 and 2017:

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values
2018				
Debt securities issued by states of the U.S. and political subdivisions of the states	$1,202,207	Discounted cash flow approach	Repayment terms	1-22 years
			Discount rates	8.25%
			Estimated housing starts	0-4
			Bond tax levy	0.70%
			Developed lot value	$400,000-$6,100,000
2017				
Debt securities issued by states of the U.S. and political subdivisions of the states	$1,191,946	Net assets and discounted cash flow approach	Repayment terms	1-17 years
			Discount rates	7.75%
			Estimated housing starts	0-8
			Bond tax levy	0.70%
			Developed lot value	$160,000-$6,500,000
Auction rate preferred securities	$ 317,000	Market indications or prices from private sources	Inactive market indications	72-74

The Company's investments in limited partnerships are valued at net asset value as a practical expedient.

(5) Equipment and Leasehold Improvements

Equipment and leasehold improvements as of September 30, 2018 and 2017 consist of the following:

		2018		2017
Furniture and equipment	$	19,471,782	$	17,794,614
Computer hardware		8,025,748		11,904,154
Software		2,723,427		3,262,600
Leasehold improvements		18,398,284		16,896,413
Construction in progress		1,072,998		1,740,384
Total fixed assets		49,692,239		51,598,165
Less: Accumulated depreciation		(32,266,986)		(34,715,516)
	$	17,425,253	$	16,882,649

(6)   Goodwill and Intangible Assets

As of September 30, 2018 and 2017, the balance of goodwill was $2,395,337. The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the reporting unit. The Company has identified its related reporting unit as its equity capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment was evident at September 30, 2018 and 2017.

In connection with the August 2013 Crowell, Weedon & Co. (CW) merger, the Company recorded an intangible asset of $2,651,473 identifiable with the CW customer base, which is being amortized over the estimated useful life of ten years. The value of the intangible asset is based on the present value of estimated net cash flows from the CW customer accounts over the ten year period.

In connection with the April 2016 SMITH HAYES Companies (SH) acquisition, the Company recorded an intangible asset of $6,288,768 identifiable with the SH customer base, which is being amortized over the estimated useful life of ten years. The value of the intangible asset is based on the present value of estimated net cash flows from the SH customer accounts over the ten year period.

The balance of these intangible assets was $6,024,222 and $6,916,431, net of accumulated amortization of $2,916,019 and $2,023,810 as of September 30, 2018 and 2017, respectively.

(7)   Loans Payable to Banks

At September 30, 2018, the Company had two revolving lines of credit secured by certain Company or customer margin assets. These revolving lines of credit are payable on demand and bear interest at rates that vary with the federal funds rates. One of the lines is for $75,000,000 and has a maturity date of February 6, 2019. The second line of credit does not specify a maturity date or the amount of credit available. The Company did not have any outstanding borrowings under the lines of credit at September 30, 2018 and 2017.

(8)   Employee Benefit Plans

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan. Each plan is a defined contribution plan covering all employees who have completed a year of service. Participants become 100% vested in the employer contribution account after six years of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the employee stock ownership plan consist entirely of common stock of the Parent, which is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage of compensation up to limits established by the plan.

(9) Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted, which revised the U.S. corporate income tax system and lowered corporate income tax rates from 35.0% to 21.0%. As a result, the Company's federal statutory tax rate was 24.5% for the fiscal year ending September 30, 2018, which reflects a blended federal statutory rate of 35.0% for the first fiscal quarter and 21.0% for the remaining three fiscal quarters.

During the year ending September 30, 2018, the Company remeasured its deferred tax assets at the lower, federal statutory rate of 21.0%. The Company recorded a one-time, non-cash decrease to its net deferred tax asset of $6,819,984, for the year ended September 30, 2018. This amount is comprised of the remeasurement of federal net deferred tax assets resulting from the permanent reduction in the U.S. statutory corporate tax rate from 35.0% to 21.0%.

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

		2018		2017
Deferred tax assets:				
Employee compensation and benefits	$	13,253,646	$	16,487,829
Accrued expenses		2,084,426		2,415,039
Intangible assets		229,809		309,445
Other		1,187,370		1,860,635
Total deferred tax assets		16,755,251		21,072,948
Deferred tax liabilities:				
Equipment and leasehold improvements, net		650,376		1,554,358
Prepaid expenses		680,001		1,265,950
Total deferred tax liabilities		1,330,377		2,820,308
Net deferred tax asset	$	15,424,874	$	18,252,640

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2018 and 2017, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(10) Related Party Transactions

The Parent wholly owns the Company and the Company's three sister corporations: Davidson Investment Advisors, Inc., D.A. Davidson Trust Company, and Davidson Fixed Income Management, Inc. Related parties consist of significant shareholders, directors, principal officers, the Parent's retirement savings and profit sharing plan, and

the ESOP. Included in related parties receivables and payables are account balances of directors and principal officers. Included in accrued employee compensation at September 30, 2018 and 2017, was $9,383,903 and $6,146,019, respectively, due to the retirement savings and profit sharing plan.

In the normal course of business, the Company advances funds to and receives funds from the Parent and sister corporations. These receivables and payables bear interest based on the prime rates and consisted of $375,897 and $517,804 of receivables and $3,867,635 and $3,509,814 of payables at September 30, 2018 and 2017, respectively.

The Parent has a non-revolving line of credit and has pledged two-thirds of the Company's outstanding common stock in connection with its line of credit.

The Parent rents its Great Falls, Montana office space from a limited liability company whose members include the Chairman Emeritus and a director of the Parent. The Company rents its Lincoln, Nebraska office space from a partnership whose members include a director of the Parent.

(11) Stock Based Compensation

The Parent's stock incentive plan provides for the granting of Parent common stock options to officers, key employees and directors of the Parent and its subsidiaries. All options currently outstanding vest or are earned over periods ranging from one to four years.

Options issued by the Parent are incentive stock options, which generally do not provide any tax benefit for the Parent or the Company. The Company expects all outstanding options to vest. As of September 30, 2018, there were 1,000 outstanding options with a weighted average exercise price of $20.03. As of September 30, 2017, there were 5,000 outstanding options with a weighted average exercise price of $20.03. No options were granted during the years ended September 30, 2018 and 2017.

The share-based awards are a result of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years upon satisfaction of vesting requirements. In addition, the Company awards restricted stock grants of the Parent, in which shares of the Parent are issued subject to forfeiture if vesting conditions are not satisfied.

As of September 30, 2018, there were 992,037 outstanding share-based awards with a weighted average exercise price of $25.35. As of September 30, 2017, there were 980,258 outstanding share-based awards with a weighted average exercise price of $22.37.

The Company also has a non-compensatory employee stock purchase plan which allows employees to purchase stock of the Parent at a discount subject to certain limits specified by the plan.

(12) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2018, and subsequently settled, had no material effect on the financial statements.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition

September 30, 2018 and 2017

The Company's normal business activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. A portion of the Company's customer activity includes the sale of securities not yet purchased and the writing of option contracts, substantially all of which are transacted on a margin basis. Customer transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

(13) Commitments and Contingencies

In connection with the CW acquisition, 120,681 shares of the Parent's stock with a fair value of $2,496,888 as of the merger date were deposited in escrow to secure indemnification responsibilities of the CW owners to the Company. As of September 30, 2018, 20,000 shares of the Parent's stock remained in escrow. Any of these shares remaining after satisfaction of all outstanding indemnification claims will be released to the CW owners.

In connection with the SH acquisition, cash and shares of the Parent's common stock with a total fair value of $1,256,844 as of the acquisition date were deposited in an escrow account to secure indemnification responsibilities of SH to the Parent. During the year ending September 30, 2018, a majority of the escrow shares and cash were released to the SH shareholders. As of September 30, 2018, there were 4,160 shares and $23,588 of cash remaining in escrow. Any of the shares and cash remaining after satisfaction of all outstanding indemnification claims will be released to the SH shareholders.

The Company conducts its operations from leased facilities. The following is a schedule by year of future minimum rental payments required under leases that have remaining non-cancelable lease terms in excess of one year as of September 30, 2018:

	Related Party	Third Party
2019	$ 185,700	$ 12,200,731
2020	—	11,318,564
2021	—	9,798,082
2022	—	8,004,477
2023	—	5,547,734
Thereafter	—	9,358,265
	$ 185,700	$ 56,227,853

The Company has a partially self-insured plan for eligible employee medical and dental expenses. The Company maintains stop loss insurance for individual claims in excess of $165,000 for the 2018 and 2017 calendar years, and for aggregate claims in excess of $11,210,735 and $10,271,952 at September 30, 2018 and 2017, respectively.

The Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or cash flow of the Company.